Exhibit 99.1

                                        _________________________________________________________________________

           Renewal Annual Information Form
April 29, 2010

                                        _________________________________________________________________________

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone:(519) 746-8110
(800) 419-8495
Fax: (519) 747-0082

info@descartes.com
www.descartes.com

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Table of Contents
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ITEM 1	GENERAL ...	2

ITEM 2	CORPORATE STRUCTURE ...	3
2.1	The Company ...	3
2.2	Intercorporate Relationships ...	3

ITEM 3	GENERAL DEVELOPMENTS OF THE BUSINESS ............................................................................................................................................................................................	3
3.1	Profile ...	3
3.2	History and General Development ...	5
3.3	Trends ...	8

ITEM 4	NARRATIVE DESCRIPTION OF THE BUSINESS ............................................................................................................................................................................................	9
4.1	Company Overview ...	9
4.2	Principal Products & Services ...	9
4.3	Revenue Sources ...	16
4.4	Customer Base ...	16
4.5	Sales and Marketing ...	17
4.6	Research and Development ...	17
4.7	Competition ...	18
4.8	Intellectual Property and Other Proprietary Rights ...............................................................................................................................................................................................	19
4.9	Contracts ...	19
4.10	Employees ...	20
4.11	Risks Associated with Foreign Sales and Exchange Rate Fluctuations ............................................................................................................................................................	20
4.12	Risks Associated with Cyclical or Seasonal Aspects of Business ....................................................................................................................................................................	21
4.13	Reorganizations ...	21
4.14	Material Contracts ...	21
4.15	Code of Business Conduct and Ethics ...	21

ITEM 5	RISK FACTORS ...	21

ITEM 6	MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS .........................................................................................................................................	22
6.1	Common Shares ...	22
6.2	Transfer Agent and Registrar ...	22
6.3	Dividend Policy ...	22
6.4	Market for Common Shares ...	22
6.5	Shareholder Rights Plan ...	23

ITEM 7	DIRECTORS AND EXECUTIVE OFFICERS .......................................................................................................................................................................................................	23
7.1	Summary Information ...	23
7.2	Committees of the Board of Directors ...	26
7.3	Certain Relationships and Related Transactions .................................................................................................................................................................................................	27

ITEM 8	EXTERNAL AUDITORS ...	27

ITEM 9	LEGAL PROCEEDINGS ...	28

ITEM 10	ADDITIONAL INFORMATION ...	28

APPENDIX "A" - Charter for the Audit Committee of the Board of Directors ...........................................................................................................................................................................		29

APPENDIX "B" - Pre-Approval Policy and Procedure for Engagements of the Independent Auditor ....................................................................................................................................		36

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ITEM 1GENERAL
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Information contained herein is provided as at January 31, 2010 and is in United States (“US”) dollars, unless otherwise indicated.

Our Renewal Annual Information Form (“AIF”) contains references to The Descartes Systems Group Inc. using the words “Descartes,” “Company,” “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

The AIF also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2010, is referred to as the “current fiscal year,” “fiscal 2010,” “2010” or using similar words. Our previous fiscal year, which ended on January 31, 2009, is referred to as the “previous fiscal year,” “fiscal 2009,” “2009” or using similar words.  Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2011 refers to the annual period ending January 31, 2011 and the “fourth quarter of 2011” refers to the quarter ending January 31, 2011.

This AIF is prepared as of April 29, 2010. You should read the AIF in conjunction with our audited consolidated financial statements for 2010 and the management’s discussion and analysis thereon (“MD&A”).  We prepare and file our consolidated financial statements and MD&A in US dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the AIF are in US currency, unless we indicate otherwise.

We have prepared the AIF with reference to Form 51-102F2, which sets out the AIF disclosure requirements and which was established under National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our MD&A, is available on our website at www.descartes.com, through the EDGAR website at www.sec.gov or through the SEDAR website at www.sedar.com.

Certain statements made in this AIF, including, but not limited to, statements relating to business trends; the basis for any future growth and for our financial performance; research and development and related expenditures; product and solution developments, enhancements and releases and the timing thereof; our building, development and consolidation of our network infrastructure; competition and changes in the competitive landscape; our management and protection of intellectual property and other proprietary rights; foreign sales and exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; our continued use of Blake, Cassels & Graydon LLP as legal counsel; and potential legal proceedings and our liability under current legal proceedings, constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should,” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the global economic crisis; cancellation of key customer contracts; disruption in the movement of freight; changes in regulations affecting global trade; making and integrating acquisitions; greater than anticipated tax liabilities or expenses; the cyclical and seasonal nature of our business; downward pricing pressure; increases in fuel prices and transportation costs; our ability to attract and retain key personnel; the sufficiency and availability of capital; foreign currency rates; differences between preliminary and final purchase price allocations; significant non-cash charges; our failure to meet investment community expectations; volatility of our stock price; risks of international operations; failure of our products to achieve market acceptance or to compete; system or network failures or breaches; our failure to protect our intellectual property or our infringement of third party intellectual property; litigation; our history of losses; and the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A, which is included in our Annual Report to the Shareholders for fiscal 2010. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.
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ITEM 2CORPORATE STRUCTURE
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2.1 The Company
Descartes was continued under the Canada Business Corporations Act on July 5, 2006. On July 31, 2006, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and ViaSafe Inc. (“ViaSafe”). On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and Scancode Systems Inc. (“Scancode”). Our head office and registered office is located at 120 Randall Drive, Waterloo, Ontario N2V 1C6 and our general corporate phone number is (519) 746-8110.

2.2 Intercorporate Relationships
We beneficially own, control and/or direct 100% of all voting, share or membership interests in our material subsidiaries. Our material subsidiaries, determined as at January 31, 2010, are as follows:
•	Descartes Systems (USA) LLC, a Delaware subsidiary;
•	Descartes U.S. Holdings, Inc., a Delaware subsidiary;
•	Flagship Customs Services, Inc, a Maryland subsidiary;
•	Descartes Systems Group AB, a Swedish subsidiary; and
•	Dexxcartes BVBA, a Belgian subsidiary.
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ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS
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3.1Profile
We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (or “RiMMS”) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications (“MRM”) with end-to-end supply chain execution (“SCE”) applications, such as transportation management, routing and scheduling, inventory visibility, and global trade and with compliance systems, such as customs filing and Global Trade & Compliance (“GT&C”).

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment gets delayed at the border, a customer changes an order or a breakdown occurs on the road, issues such as these can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment time frames, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also expect real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite the highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a significant number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Our Solutions – The Global Logistics Network
Our RiMMS are primarily offered to two identified customer groups: transportation providers and logistics service providers (“LSPs”), and manufacturers, retailers, distributors and mobile-service providers (“MRDMs”). Our RiMMS enable our customers to purchase and use either one module at a time or combine several modules as part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

The anchor of our solution is Descartes’ federated Global Logistics Network (“GLN”) which brings together LSPs and MRDMs in a shared services environment using standardized business processes. Our federated platform also unites hardware, software, network providers and communities of partner organizations, through our ‘United by Design’ program, to help manage resources in motion. By providing a platform to unite the logistics industry and its partners, Descartes’ federated GLN enables participants, in both the LSP and MRDM customer groups, to work together to automate multi-party business processes and share critical information to accelerate productivity improvements and cost savings.

The applications that work in conjunction with the GLN help transportation companies and LSPs better control their shipment management process, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. We believe that LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment.

Our solutions also help MRDM enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients.

Our value-added applications and solutions support:

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Global Trade and Compliance (“GT&C”) – which encompasses the preparation and filing of the necessary electronic documentation relating to a shipment, such as cross-border customs documentation, freight waybills or manifests;

•
Supply Chain Execution (“SCE”) – which entails the processes related to managing shipments from their point of origin to their point of destination, as well as the documents related to those shipments (e.g. booking data, orders, contracts and rates, shipment status, proof of delivery, invoices, payments, etc.); and

•
Mobile Resource Management (“MRM”) – which involves tracking, information gathering, measuring, delegating and optimizing the use of mobile assets and people that are involved in the movement of goods.

The Descartes GLN is a community of over 22,000 companies in over 165 countries. Designed specifically for logistics processes and their users, the Descartes GLN enables organizations to centrally manage information, deliver messages and transform data so they can efficiently and effectively gain better control of global inbound and outbound shipments and improve profitability.

By uniting the reach of the GLN with the power of these value-added applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

3.2 History and General Development
Our origins are in providing logistics-focused software designed to optimally plan and manage routes for direct delivery and retail customers with private fleets. Over the past several years, supply chain management has been changing, as companies across industry verticals are increasingly seeking real-time control of their supply chain activities. We have moved to a network-based business model and technology, which we refer to as the federated GLN, to assist our customers in gathering and exchanging source data for logistics. We have also designed value-added services that enable shippers, transportation companies and logistics intermediaries to use that information to make better business decisions and deliver better service to their own customers.

Our business has generally developed over the last three fiscal years as follows:

2010 and 2011 through to April 29, 2010
On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. (“Oceanwide”) in an all-cash transaction. The acquisition added more than 700 members to our GLN and extended our customs compliance solutions. Oceanwide's logistics business is focused on a web-based, hosted software-as-a-service (“SaaS”) model that we believe is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. Oceanwide provides solutions for customs filing, including new 10+2 compliant advanced manifest solutions; automated customs broker interfaces (“ABI”); trade compliance; and logistics management software. The acquired logistics business employed approximately 45 people at offices in Montreal, Quebec and Miami, Florida. We acquired 100% of Oceanwide's US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition, net of working capital received, was approximately $8.9 million in cash plus transaction costs.

On March 10, 2009, we completed the acquisition of all of the shares of Scancode Systems Inc. (“Scancode”). Scancode provides its customers with a system that offers up-to-date shipment rates that allow the customer to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. We believe that Scancode’s strength is in helping to manage small parcel shipments with postal services, courier carriers and over 150 less-than-truckload carriers. Scancode also has supporting warehouse and automated data collection functionality. The purchase price for this acquisition, net of working capital received, was approximately $6.3 million in cash plus transaction costs.

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CDN $40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CDN $5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CDN $5.85 per share comprised of 332,404 common shares from Descartes and 300,000, 130,000, 129,796, 88,500 and 45,000 common shares from Mr. Arthur Mesher (our Chief Executive Officer), Mr. J. Scott Pagan (our Executive Vice President, Corporate Development, General Counsel & Corporate Secretary), Dr. Stephen Watt (Director), Mr. J. Ian Giffen (Director and Chairman of the Board) and Mr. Chris Hewat (Director), respectively. Gross proceeds to us from the exercise of the over-allotment option were CDN $1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CDN $1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from the aforementioned executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

On December 18, 2009, we announced that the Toronto Stock Exchange (“TSX”) had approved our purchase of up to an aggregate of 5,458,773 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases can occur from time to time until December 21, 2010, through the facilities of the TSX and/or the NASDAQ Stock Market (“NASDAQ”), if and when we consider advisable. We have not completed any purchases pursuant to this normal course issuer bid.

On March 19, 2010, we acquired 96.17% of the shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share. On April 16, 2010, we purchased the remaining 3.83% of the Porthus shares at EUR 12.50 per share, and all outstanding warrants at a price of EUR 12.33 per warrant issued pursuant to the 2000 warrant plan and a price of EUR 20.76 per warrant issued pursuant to the 2001 warrant plan. In total, we paid EUR 29,963,074 (equivalent to approximately $40.9 million at the time of the transaction) to acquire all outstanding securities of Porthus.

On April 19, 2010, we purchased all of the shares of privately-held 882976 Ontario Inc. doing business as Imanet (“Imanet”), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers. Imanet’s solutions focus on enabling members of the international trade community to communicate with Canada Border & Security Agency (“CBSA”). Leading customs brokers, freight forwarders and Canadian importers manage their shipments and interactions with CBSA using Imanet’s solutions. To complete the acquisition, net of working capital received, we paid approximately CDN $6.0 million (equivalent to approximately $5.9 million at the time of the transaction) and incurred certain transaction expenses.

2009
In 2009 we reported net income of $20.2 million, which included an $11.7 million net, non-cash, deferred income tax recovery. This recovery was comprised of a $14.5 million reduction in our valuation allowance for deferred tax assets in the fourth quarter of 2009, less $2.8 million that was used to offset 2009 US and Swedish taxable income. This recovery arose because we determined that it was more likely than not that, in future periods, we would use a portion of our tax loss carryforwards to offset taxable income in certain jurisdictions, including Canada, Netherlands and Australia.

On October 1, 2008, we acquired 100% of the outstanding shares of Dexx, a Belgium-based European customs filing and logistics messaging provider. Dexx’s customs offerings help shippers, cargo carriers and freight forwarders manage the movement and submission of customs filings and messages to a number of customs authorities. In addition to customs services, Dexx manages the Brucargo Community System (“BCS”), the cargo community system at Brussels airport. BCS provides a comprehensive range of electronic information exchange between airlines, integrators, general sales agents, forwarding agents, ground handlers, truckers and shippers, as well as customs and other governmental bodies. The purchase price for this acquisition was approximately $1.7 million in cash and an additional $0.2 million in transactional costs.

On December 3, 2008, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,244,556 Descartes common shares pursuant to a normal course issuer bid. The purchases could occur from time to time until December 4, 2009, through the facilities of the TSX and/or the NASDAQ Stock Exchange (the "NASDAQ"), if and when we considered advisable. There were no purchases pursuant to this normal course issuer bid.

2008
On March 6, 2007, we announced that we had acquired certain assets of Ocean Tariff Bureau Inc. (“OTB”) and Blue Pacific Services, Inc. (“Blue Pacific” and, together with OTB, the “OTB Acquisition”), both based in Long Beach, California. OTB provides tariff filing and publishing services to ocean intermediaries involved in the shipping of cargo into or out of US waters. Blue Pacific helps these same types of companies secure surety bonds required to ship cargo into or out of US waters. We paid $1.1 million in cash at closing, with up to an additional $0.85 million in cash payable over the 2.5 year period following closing, dependent on the financial performance of the acquired assets. $0.4 million and $0.3 million of that additional purchase price became payable during 2010 and 2009, respectively, and was recorded as goodwill. We also incurred transaction expenses of approximately $60,000.

In April 2007, Ms. Stephanie Ratza joined Descartes as Chief Financial Officer, replacing Mr. Brandon Nussey who had left to pursue an opportunity with a private technology company.

On April 26, 2007, we closed a bought deal public share offering in Canada that raised gross proceeds of CDN $25.0 million (equivalent to approximately $22.3 million at the time of the transaction) from a sale of 5,000,000 common shares at a price of CDN $5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CDN $5.00 per share from Descartes, Mr. Arthur Mesher (our Chief Executive Officer) and Mr. Edward Ryan (our Executive Vice President, Global Field Operations), respectively. Gross proceeds to us from the exercise of the over-allotment option were CDN $1.0 million (equivalent to approximately $0.9 million at the time of the transaction). In addition, we received an aggregate of approximately CDN $1.1 million (equivalent to approximately $1.0 million at the time of the transaction) in proceeds from Mr. Mesher’s and Mr. Ryan’s exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

In May 2007, Mr. Ryan was promoted to Executive Vice President, Global Field Operations. Mr. Ryan was formerly General Manager, Global Logistics Network. We also announced that Gregory Cronin, Executive Vice President, Sales and Marketing, had resigned to pursue an executive role with a private US company.

On June 26, 2007, we announced that technology industry veteran Michael Cardiff had been appointed to our Board of Directors.

On August 17, 2007, we acquired Global Freight Exchange Limited (“GF-X”), a global leader for electronic freight booking in the air cargo industry based in London, U.K. GF-X added electronic air freight booking capability to our Global Logistics Network to enable us to help our customers manage the entire air cargo shipment lifecycle. GF-X’s offering includes a comprehensive, on-line cargo reservation system where air carriers and freight forwarders can complete electronic air cargo bookings. Many of the world’s leading carriers and forwarders use GF-X’s products in major airfreight markets worldwide, including American Airlines, Air France, British Airways, Delta Air Lines, DHL, Kühne + Nagel, Lufthansa, and Panalpina. In support of the acquisition, several key air cargo carriers and freight forwarders extended their customer commitments to use GF-X’s products and services. The purchase price for this acquisition included approximately $9.2 million in cash and approximately 0.5 million Descartes common shares valued at $1.7 million at the time of the acquisition. Additional purchase price of up to $5.2 million in cash was payable if certain performance targets, primarily related to revenues, were met by GF-X over the four-year period ending in August 2011. No amount was payable in respect of the two year post-acquisition period. Up to $2.6 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the two-year period ending August 17, 2011. We also incurred $2.2 million of acquisition-related costs comprised of $0.9 million in transactional expenses, primarily professional fees, and $1.2 million of exit costs and involuntary employee termination benefits.

On December 20, 2007, we acquired RouteView Technologies, Inc. (“RouteView”), a provider of technology solutions in a recurring revenue model to help small- and medium-sized organizations manage their delivery operations.  RouteView’s map-based routing software combines with wireless, GPS and automated call-out technology to help numerous customers, particularly in the home delivery and distribution industries, with a comprehensive delivery management solution. The purchase price for this acquisition was approximately $3.5 million in cash, which included an earn-out amount that was paid post-closing based on RouteView achieving established revenue targets.

On January 9, 2008, we acquired Pacific Coast Tariff Bureau Inc. (“PCTB”) for approximately $2.1 million in cash. For over 60 years, PCTB has provided tariff and contract publishing services to leading ocean carriers, non-vessel operating common carriers (“NVOCCs”) and shippers to help them comply with US regulations for domestic and foreign shipping trades. PCTB also provides technology solutions to its customers to help them manage ocean contracts and apply the correct freight rates to bills of lading for ocean shipments.

On January 10, 2008, we acquired the fleet management business formerly known as “Mobitrac” from privately-held Fluensee, Inc. for approximately $0.7 million in cash. The Mobitrac business includes a software-as-a-service, routing and scheduling technology.

3.3Trends
Rapid technological change and frequent new product introductions and enhancements characterize the software and network services industries – particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers. Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal multi process network with business document exchange and wireless MRM applications with end-to-end global trade and compliance and supply chain execution applications, such as freight bookings, contract and rate management, customs filings and e-manifest process,  transportation management, routing and scheduling and inventory visibility. We believe that there continues to be a growing acceptance of subscription pricing and SaaS business models that create more affordable options.

The continued global reliance on global trade creates a need to comply with new and stricter security and customs regulations, which sometimes mandate electronic logistics messaging. Our business may be impacted as regulations affecting domestic and international trade are introduced, modified or repealed. In 2006, US CBP launched its e-manifest initiative requiring trucks entering the US to file an electronic manifest through its Automated Commercial Environment (“ACE”), providing the CBP with an advance electronic notice of the contents of the truck. Such filings are now mandatory at land ports of entry into the US. Similar filings are required for ocean vessels and airplanes at US air and sea ports. CBP has implemented enhancements to this ACE e-manifest initiative, called “10 + 2” enhancements, that require additional data and filings to be provided to CBP which went into effect in January 2010, starting with ocean shipments. We have various customs compliance services specifically designed to help air, ocean and truck carriers comply with this ACE e-manifest initiative and in 2009 launched our 10+2 solution and acquired additional 10+2 solutions and customers as part of our acquisition of Oceanwide’s logistics business. A similar e-manifest initiative is being developed for Canada by the Canadian Border Service Agency and may be effective and enforced in calendar 2010 and similar security and customs regulations are being rolled out in the European Union and several other countries, including China, South Africa, Brazil, Mexico and Columbia, with forecasted mandates scheduled for the calendar 2011. In 2009, Descartes announced the launch of its Global Filer initiative designed to help logistics operations address their global customs filing requirements for freight around the world.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes).
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ITEM 4NARRATIVE DESCRIPTION OF THE BUSINESS
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4.1 Company Overview
We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

4.2 Principal Products & Services
In 2010, we enhanced our current solutions and added additional applications through acquisition to support our Global Logistics Network solutions. We provide three main categories of services: (a) Global Logistics Network Services; (b) consulting, implementation and training services; and (c) customer service and support and maintenance.

a)Global Logistics Network Services

Our Global Logistics Network is a federated multimodal network of transportation providers and their customers that facilitates the interchange of logistics information and provides value-added services that leverage that information. The Global Logistics Network helps companies better manage their logistics book-to-bill process, track inventory, meet regulatory requirements, optimize fleet performance, manage deliveries and effectively communicate with their logistics partners. Our Global Logistics Network services can be principally categorized as: (i) Logistics Messaging Services; (ii) Global Trade and Compliance Services; (iii)  Global Logistics Execution Services; and (iv)  Domestic Logistics and Mobile Resource Management Services.

(i)	Logistics Messaging Services
The Global Logistics Network features multimodal messaging services that simplify cargo and freight management by providing electronic services to the cargo industry and to companies who engage in international and domestic transportation activities. Our Logistics Messaging Services provide a secure and reliable transaction exchange for retailers, suppliers and vendors, plus connectivity services that include trading partner on-boarding programs, data standards and protocol conversion, transportation-specific document compliance, audit and error checking, and archiving. We have several services that help our customers automate the transportation workflow with their trading partners:

Descartes LogiMan™
Descartes LogiMan solution simplifies cargo management by providing comprehensive global visibility and statistical monitoring services of air, road and ocean freight shipments. It links the cargo transportation chain from cargo booking to final delivery confirmation, helping to improve freight management efficiency, reduce costs for participants and improve customer responsiveness.

Descartes CargoAssist (formerly Descartes PC Pro™)
Freight forwarders use Descartes CargoAssist, an electronic forwarding module, to improve freight booking, send electronic waybills and ensure that consignments are handled quickly and efficiently at freight terminals around the world. We provide freight forwarders with access to an electronic infrastructure that connects them with their customers and logistics partners.

Descartes Turnaround Documents™ and Descartes eForms™
Our Turnaround Documents service provides a way to move data from one document into another to reduce data entry time and errors, as well as enable improved visibility to orders as they move through the logistics process. Turnaround Documents collects data from underlying logistics documents in the Global Logistics Network, such as a purchase order, and turns it into an editable “webform” that lets internal teams as well as suppliers and buyers populate and respond with the relevant information. Descartes eForms is an email-based forms service for the Global Logistics Network designed to allow less technologically sophisticated transportation carriers and manufacturers to easily transmit or receive messages.

Descartes Message Quality Monitor™
Descartes Message Quality Monitor uses the power of the Global Logistics Network to connect to major airlines and monitor the message flow to and from a back-office system. We display error messages and “received” status events, enabling users to take immediate action for any discrepancies.

Descartes Data Integrity Services™
Descartes Data Integrity Services monitors messages and their delivery continuously to identify and report errors. Once an error is identified, we contact trading partners and coordinate the correction and re-submission of inaccurate data. The service also provides periodic summary reports by trading partner, message type and error type.

Descartes Cargo 2000™
Descartes Cargo 2000 allows users to monitor shipments at a master air waybill level from airport to airport, assisting users in complying with the International Air Transport Association’s (“IATA”) Cargo 2000 certification process. Information provided by the system includes quality report compilation, shipment status, exception alerts, route map creation, and departure time reporting. This information enables better decision-making for fulfilling customer expectations and ensures standardized processes for improved service levels.

Descartes Carrier Portal™
Descartes Carrier Portal is a web-based information service that facilitates the collaboration and automation of load tendering and freight payment between highway carriers and shippers (or freight payment agencies representing them). The carrier portal bridges the gap between EDI enabled back office systems of shippers and freight payment agencies (“FPAs”) and less automated carriers.

(ii)	Global Trade & Compliance Services
Our Global Trade & Compliance services help companies meet regulatory requirements for international shipments and the necessary customs declarations and security initiatives. We offer different methods to transmit shipment information directly to customs authorities or to the carriers who may be compiling data for security filing, which helps to ensure the smooth delivery of cargo as it moves through ports and airports, and ultimately to the customer.

Descartes Advanced Manifest Service™
For carriers, freight forwarders, NVOCCs and shippers, our Advanced Manifest Service offers a solution to enable firms to comply with US, Canadian, European, Chinese, Mexican, Colombian and Peruvian customs security initiatives. To accommodate customers’ varying technical capabilities, we offer options that range from a user-friendly webform that permits manual entry of cargo manifest information to a tightly integrated system-to-system EDI connection.

Descartes Export Compliance
For all international trading partners, the requirement to screen parties for acceptability for receipt of product and the proper use of export licenses are essential. Descartes’ Export Compliance suite offers denied party screening, license validation and audit. This service operates to support the US (AES) and EU requirements for export (ECS).

Descartes Border Compliance™
Descartes Border Compliance provides customs compliance services to assist transportation providers and LSPs with imports and/or exports to Canada, the US, India and the Netherlands. Through our Viatrade Service, the Global Logistics Network now offers an enhanced range of services to help carriers and LSPs negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. In addition, Descartes Border Compliance services enable customs brokers to receive electronic manifests and invoices from carriers so the manifest can be mapped to the Canadian and US customs release systems.

Descartes Importer Security Filing™
Descartes Importer Security Filing helps carriers, importers and their customs brokers easily and electronically manage shipment information and comply with US customs requirements to electronically submit shipment information for inbound ocean cargo.

Descartes Ocean Tariff Compliance™
Descartes Ocean Tariff Compliance helps ocean carriers comply with Federal Maritime Commission requirements, and also helps manage the rate information for cargo that moves according to the terms of a privately-negotiated service contract or NVOCC Service Arrangement rather than the public rates of a tariff.

Descartes Electronic In-Bond™
Specifically for carriers, Descartes Electronic In-Bond helps transmit the necessary advance electronic cargo information to the US CBP regarding inbound shipments prior to their arrival in the US. Using approved EDI protocols for the transmission of advance cargo information, we help carriers complete the requirements for filing, and receive in-bond movement authorization within minutes instead of hours or even days.

Descartes EDItrade Customs Link
EDItrade Customs Link allows custom brokers and self-filing importers to collect data and prepare it for US customs automated broker interface (“ABI”) entries, including remote location filing (“RLF”) and post-entry compliance and supportive modules, to make the process easier and more transparent.

Descartes EDItrade Compliance
EDItrade Compliance enables the importer/exporter community to complete necessary audits, correct data, keep a modification history and report on the data integrity necessary to remain compliant with US customs laws.

Descartes Global Filer
Descartes’ Global Filer service is designed as a single dashboard for the monitoring, audit and corrections of security filings and declarations made on a global basis. Operating from a single data set from our customers, the Global Filer routes, validates and transmits security filings to the appropriate government agency and then returns results for review centrally on a web accessible user interface, or back to our customers’ ERP systems directly.

(iii)	Global Logistics Execution Services
Many factors go into bottom-line calculations of rates, including inland charges, fuel adjustments and currency conversions. Our web-enabled solutions and services help transportation providers make better pricing decisions, get faster quotes to their customers to close more business, enhance contract management processes and improve customer satisfaction levels. A centralized rate database lets customers access contractual commitments to make better decisions about shipment fulfillment processes, including booking/tendering acceptance and routing. The services include the following:

Descartes Rate Builder™
Descartes Rate Builder is an on-demand solution that helps carriers and NVOCCs manage global rates, contracts and rate agreements more efficiently and meet regulatory obligations. Descartes Rate Builder enables companies to create, revise, store and distribute rates via the internet. Once they are generated, Descartes Rate Builder stores all rates in a central database with controlled access privileges. Carriers can designate a “contract owner” who can allow multiple users to contribute during the drafting of a new contract or amendment. NVOCCs can effectively manage a global rate network and help enable LSPs to create and manage both buy-side and sell-side rates digitally; enforce a standardized global pricing policy; and implement a global rate request process.

Descartes WebSimon™ and MyWebSimon™
Designed to help ocean carriers use the Internet to securely manage their own rate (pricing) information across a global enterprise, Descartes WebSimon enables companies to retrieve ocean transportation rules, inland charges, locations, service contracts, rates and all related surcharges. Users can look up a rate for a specific ocean movement, and any additional connected rail or road movements. They can also determine the cost associated with the movement and save, forward, or print the results. MyWebSimon, a branded extension of Descartes WebSimon, is intended for use by the carrier’s customers via the carrier’s own web site. It offers functionality similar to WebSimon and enables the carrier to showcase its own logo and screen colors, with our solution serving as the behind-the-scenes technology enabler. WebSimon and MyWebSimon also allow users to create booking requests online.

Descartes Ocean Freight Audit™
We help eliminate the manual audit processes for ocean freight invoices with our Ocean Freight Audit solution. The solution takes bills of lading messages and automatically audits them against the digitized ocean contracts in Descartes Rate Builder.

Descartes Bookings and Reservations
Descartes’ centralized booking portals provide visibility into rates, contracts, and shipment details from global locations to enable more informed decision-making and contract development. Carriers can distribute product, routing, capacity and rate information to forwarders 24/7 in real-time, while forwarders can access carrier information and make electronic bookings via a simple web browser. Integration of cost tables with contracts also allows for deeper analysis to improve asset utilization and overall margins. Additionally, our host-to-host service enables forwarders to execute bookings from within their own in-house system. Descartes Bookings and Reservations services include the Descartes Global Freight Exchange and Descartes CargoBooker.

Descartes Local Haulage
Descartes Local Haulage helps logistics intermediaries automate the load tendering, proof-of-delivery and invoice settlement processes. We help companies connect their carriers for the electronic transfer and receipt of transportation documents. Information is captured and stored to help manage the transportation processes and capture necessary data to automate the audit and approval of freight invoices for payment.

Descartes Multimodal Track & Trace™
Descartes Multimodal Track & Trace allows LSPs to understand the current status of shipments. We help companies contact their carriers and enable the electronic receipt of shipment status details. Status information is available for viewing and reporting via a web browser, and customers can brand their web sites to offer a custom tracking solution for their customers.

Descartes Forwarder Management (“ForwarderLogic”)
ForwarderLogic provides comprehensive back-office functionality and real-time information exchange for LSPs handling all modes (air, ocean, truck, and inland/international import and export shipments), from purchase orders all the way to warehousing and final delivery.

Descartes Visibility & Event Management
Descartes Visibility & Event Management connects companies to their customers' order management systems to manage purchase orders, acknowledgements and shipping documents. Details are captured within the Descartes Visibility & Event Management database, which provides access to line-item details and updated status information.

(iv)	Domestic Logistics and Mobile Resource Management Services
Descartes’ Domestic Logistics and Mobile Resource Management Services integrate design, planning, execution, performance management and messaging solutions that help our MRDM customers and their LSPs to optimize inbound and outbound delivery performance. The suite helps address business challenges including the following: (1) strategic planning; (2) daily planning; (3) pickup/delivery reservations; (4) transportation management; (5) supply chain visibility; (6) dispatch and mobile solutions; (7) reporting and measuring; (8) on-demand logistics; and (9) sales and merchandiser management.

(1)        Strategic Planning:  Descartes Sales & Territory Planner and Descartes Area Planner™
For strategic planning of recurring pickups or deliveries, Descartes Sales & Territory Planner performs complex service scheduling that simultaneously considers daily, weekly and multi-week deliveries, as well as holidays and other non-working days. It also evaluates geographic distribution and sales potential for each customer to help establish optimal territories and routes. Factors considered include minimizing travel time and related costs, and balancing opportunities across members of the sales team. Additional parameters such as stops, miles and sales volume can also be used to help determine routes and route schedules for sales, delivery or both.

For strategic planning of highly variable pickups and deliveries, Descartes Area Planner utilizes historical demand with algorithms to create models of demand density patterns.  Those patterns are used to create territory and route plans.  Descartes Area Planner takes into account service levels and delivery product types and is able to test the territory and route plan’s resilience to change. Area Planner typically is used to generate multiple plans to fit daily, seasonal or business cycle driven demand variability.

(2)        Daily Planning:  Descartes Route Planner™ and Descartes Route Planner RS™
As each new order is placed, our Route Planner Daily Planning solutions re-optimize in real-time, allocating resources to help maximize operating efficiencies, deliver priority service to the most profitable accounts and routes; and maintain overall customer service objectives. Our Daily Planning solutions are designed to integrate with existing order management or transportation planning systems, and can help companies reduce costs as a result of shorter routes, reduced fuel consumption and enhanced fleet utilization. Route Planner RS offers batch optimization in a desktop route planning solution.

(3)        Pickup/Delivery Reservations:  Descartes Reservations™ and Descartes Dock Appointment Scheduling™
Descartes Reservations facilitates on-line scheduling of deliveries or service — either for self-service or as a decision support tool for customer service agents. It helps companies to effectively tailor service to the demands of key customers while helping to achieve internal profitability goals. Descartes Reservations also confirms that requests can be met and locks in the appointment, making Descartes Reservations an effective capable-to-promise tool.

Descartes Dock Appointment Scheduling is a collaborative solution that enables shippers, carriers and consignees to schedule dock door appointments. It streamlines the dock appointment process by distributing the responsibility for scheduling from the warehouse to carriers and suppliers. By ensuring all supply chain partners are involved in the process and have visibility into requested, scheduled and rescheduled dock appointments, this solution optimizes receiving operations for inbound shipments to a warehouse.

(4) Transportation Management: Descartes Transportation Manager™ and Descartes Yard Management
Descartes Transportation Manager facilitates efficient planning and execution of shipping and warehouse activities at multiple touch-points in the distribution process. It helps logistics managers, shippers and third parties simultaneously evaluate shipment alternatives to find efficient shipping methods. It is a solution that scales from the loading dock to the enterprise, providing up-to-date rates that allow the customer to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. The pick, pack and ship capability helps to manage small parcel shipments with postal services, a variety of small-package delivery carriers and over 150 less-than-truckload carriers. It optimizes transportation purchases for both operational effectiveness and cost efficiency, and helps answer tough questions such as: “How can I effectively use all of my carrier contracts?”; “Who is the most suitable carrier in this mode to handle my shipment?”; “What shipments can I combine to lower my costs?”; and, “What combination methods should I use - aggregation, multi-stop routes or pooling?”

A module of Descartes Transportation Manager, Descartes Yard Management, enables shipping and receiving staff, gate guards and yard jockeys to more effectively manage the movement of trailers and identify inventory in the yard.  Designed to work seamlessly with Supply Chain Visibility, Dock Appointments, and Transportation manager, Yard Management provides command and control of local or yards of all sizes.

(5) Supply Chain Visibility:Descartes Visibility & Event Management™ and Descartes Turnaround Documents™
Descartes Supply Chain Visibility solutions help improve logistics efficiency by assisting companies in foreseeing order failures before they happen while capturing vital statistics about how their supply chain performs. Companies can achieve line-item level visibility across multiple modes of transportation by connecting to trading partners; systematically sharing data in the form of electronic messages such as purchase orders acknowledgements, advanced shipment notices and carrier status/proof of delivery; and monitoring the order process using alerts to flag potential order failures and enable proactive resolution.  The accumulated data may be used for analysis and restricting of supply chain flows, ordering processes, and supplier agreements.  Supply Chain Visibility cuts inventory and reduces PO to warehouse receipt cycle time.

(6) Dispatch Mobile Solutions:Descartes MobileLink, Descartes Dispatch™, Descartes Dispatch RS™, Descartes Automated Vehicle Locator (“AVL”)
Descartes MobileLink provides integrated two-way wireless communication and supports active and passive monitoring capabilities for enhanced logistics execution. By combining route planning and a free flow of information between dispatchers and the field, Descartes MobileLink extends the traditional route planning process and provides real-time visibility into the execution of the plan. Descartes Dispatch facilitates the assignment and execution of pre-planned and same-day pick-ups and deliveries. Descartes AVL helps improve customer responsiveness through real-time status updates, forward predictability and enhanced exception alerting, which can reduce the need to track every aspect of a schedule and instead emphasize the implications of service interruptions and exceptions.  The combination of Dispatch, AVL, and MobileLink form the core of plan versus actual performance evaluation and continuous logistics improvement.

(7) Reporting and Measuring:Descartes Reporting Services
Descartes Reporting Services helps companies create and distribute reports within an organization or to suppliers, vendors, sub-contractors or carriers. It provides a simple, secure way to create customized delivery statistics and metrics. It can help simplify the creation and management of supply chain scorecards and, as a byproduct, can help identify best practices.

(8) On-Demand Logistics
Descartes On-Demand Logistics application provides transportation and distribution organizations with a hosted software-as-a-service routing, planning and asset tracking to lower their operating costs, improve customer service and reduce operational complexity. Offered on a pay-as-you-go subscription basis, the on demand logistics solution provides routing, planning and tracking capabilities for a lower total cost of ownership. The solution also enables organizations to cost effectively manage and achieve visibility into the entire delivery process including sequencing and planning routes for optimal efficiency, track drivers in real-time, and analyze and apply historical data to boost operational performance.

(9) Sales and Merchandiser Management
Descartes’ Sales and Merchandiser Management enables resource planning, route building and optimization, and tracking across delivery operations and mobile workforces, including sales representatives, territory managers and merchandisers. Descartes Sales and Merchandiser Management facilitates weekly activity planning, delivery status visibility for merchandisers and sales representatives, actual miles driven,  in-store time calculation and work data collection, and consolidated performance reporting. Performance data can be uploaded to corporate payroll and expense reporting systems to ensure appropriate payments are being made for resource performance.  Sales and Merchandiser Management improves sales and merchandising productivity, cuts costs, and improves customer service.

(b)Consulting, Implementation and Training Services

Our consultants provide a variety of professional services to customers. These services include project management and consulting services to assist in configuration, implementation and deployment of our solutions. We offer a variety of site-specific technical and consulting services to assist in all phases of the implementation process. We also provide assistance in integrating our products with the customer's existing software. In addition, we offer training services that provide customers with a formalized program to ensure that applications are implemented and utilized in an efficient and cost-effective manner.

(c)Customer Service and Support and Maintenance

We provide worldwide support to our customers through our central support center. Customer support is available 24-hours-a-day, 7-days-per-week via telephone, fax or email.

4.3 Revenue Sources
We generate our revenues from sales of each of the services and products identified in the previous section, which are sometimes sold on a stand-alone basis and sometimes sold in bundles of services and products. As such, we do not measure our revenues by the particular services or products referenced above. Instead, we measure our revenue performance based on whether the customer is buying a license to our technology, or is buying technology services or other services from us. Based on this, our revenues are measured in the following two categories: (a) services revenues, composed of (i) ongoing transactional fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products; and (b) license revenues derived from licenses to our customers to use our software products.

The following table sets forth our revenue sources for the fiscal years ended January 31, 2010 and 2009:

Revenues	Fiscal year ended January 31
	2010		2009
	Amount (US dollars in millions)	Percentage of Total Revenues	Amount (US dollars in millions)	Percentage of Total Revenues
Services	$69.6	94%	$61.0	92%
License	4.2	6%	5.0	8%
Total revenues	$73.8	100%	$66.0	100%

4.4 Customer Base
Our customers are globally diverse, located in the Americas, Europe, Middle East and Africa (“EMEA”) and Asia Pacific regions. Customers range from small- and medium-sized enterprises to established “blue-chip” leaders across a variety of industry verticals. We have a large customer base of transportation carriers, third-party logistics providers, freight forwarders, non-vessel operating common carriers and customs brokers. Other customers include government customs and census agencies, manufacturers, retailers, consumer products suppliers, distributors, and companies in industries such as healthcare, pharmaceuticals and oil and gas.

For the fiscal year ended January 31, 2010, 60% of our revenues were derived from the United States, 21% were derived from EMEA, 12% were derived from Canada, 5% were derived from the Asia Pacific region and the remaining 1% of revenues were derived from the Americas, excluding the United States and Canada.

4.5	Sales and Marketing
(a)Sales Force
Our sales force is expected to sell across our solutions, targeting specific industry verticals and geographies. At present, we sell most of our products and services through a direct sales team that is focused primarily on the North American and EMEA markets, with particular expertise and business contacts in the targeted verticals. Channel partners, such as distributors and value-added resellers, play a central role in our strategy to address global customers, particularly in the Asia Pacific region and in Latin America with our Delivery Management solutions. As at January 31, 2010, we employed a total of 40 individuals in sales and marketing and had relationships with approximately 20 distributors and resellers.

We are headquartered in Waterloo, Ontario, Canada, with additional representative offices in Toronto, Ontario, Ottawa, Ontario and Montreal, Quebec. Our primary representative offices in the United States are in Atlanta, Georgia; Miami, Florida; and Pittsburgh, Pennsylvania. In Europe, our primary representative offices are in Stockholm, Sweden, Lier, Belgium, and London, United Kingdom. In Asia Pacific, our primary representative office is in Shanghai, China.

(b)Strategic Marketing Alliances
Through our United by Design alliance program, we also form strategic alliances with various companies in different geographic markets, in different industries and for different products with the goal of expanding our market base. Typically, an alliance participant will market our products in certain geographic and vertical markets and refer customers to us, in exchange for a fee in respect of new customers generated by the alliance participant. Additionally, we have established several working relationships with telecommunication companies, management consulting firms, and complementary hardware and software firms.

4.6	Research and Development
We believe that our future success depends in large part on our ability to maintain and enhance our current product lines. Accordingly, we invest in product development to ensure that sufficient resources are focused on developing new products or enhancing our existing products. We believe that such expenditures are critical to our success. In the year ended January 31, 2010, we incurred research and development expenses of approximately $14.5 million, or approximately 20% of our annual consolidated revenues for 2010.

We have made substantial investments in research and development over the last several years. We believe that our growth and future financial performance will depend in part on our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance.

Our research and development program requires a high degree of detail in business analysis, network operations and design, technical design, and quality assurance. Particular expertise in solving operations research or logistics problems is a benefit to us, as is practical experience in dealing with the day-to-day challenges that our customers face in dealing with logistics providers and deliveries in general. We believe that we are well positioned to address our needs internally; however, we continue to evaluate potential new employees to help us expand or expedite our development processes as needed.

To build applications, we have implemented an application development process based on size and complexity. For our Global Logistics Network, and our smaller, less complex applications, we have adopted an approach centered on frequent, smaller application updates. With the application in our own, known environment and technology infrastructure, we are able to minimize development time otherwise needed to accommodate the myriad of platforms that an application may be used over. Using this approach, most of our Global Logistics Network applications, messaging frameworks, and regulatory compliance filing services were updated in 2010.

For our larger more complex applications, we have adopted a six to twelve month release cycle. The cycle requires one to two months for solution analysis and design, three to seven months for building, one to two months for review and quality assurance testing, and one month for packaging the application and training our pre-sales and post-sales representatives. Using this six to twelve month release schedule, most generally available products and solutions were enhanced in 2010, including Descartes Rate Builder, Descartes Route Planner, Descartes Route Planner RS, On-Demand Routing, MobileLink, Transportation Manager, Dock Appointment Scheduling, Yard Management, Visibility, Pick Pack & Ship, ForwarderLogic, Global Freight Exchange, ViaTrade Editrade, Import Security Filer (“ISF”).

We currently plan to provide one or more releases for our generally available products in 2011 in alignment with the release schedules outlined above. Enhancements not yet generally commercially available are in internal preproduction releases and systems. Once our internal testing is complete and, where applicable, additional testing is done with select customers, we will release the enhancements for general commercial use. We estimate that the costs for these additional activities will not be significant in comparison to our historical expenditures on research and development activities.

We continue to build and develop our network infrastructure to enhance our delivery of services to our customers. We are actively executing our internal ‘One Networked Enterprise’ initiative whereby we are consolidating legacy network infrastructure acquired as part of previous acquisition activities. We anticipate continuing this initiative through 2011, including the advancement of additional integration activities resulting from adding our 2008, 2009 and 2010 acquisitions to the ‘One Networked Enterprise’ initiative.

4.7 Competition
Although we have experienced limited competition to-date from companies with broad application suites with comparable capabilities, the market for our applications is nevertheless highly competitive and subject to rapid technological change. As such, we expect competition to increase in the future. On an application-by-application basis, especially in markets where similar technology has been available for some time, such as routing software and value-added networks, we do experience competition from established vendors. However, we have found that our particular expertise in solving complex logistics problems on a network basis has enabled us to remain competitive. On a geographic basis, we experience competition from both multinational companies and local competitors. We face some disadvantage in entering new markets where competitors may have existing solutions with user interfaces that are advanced in local language presentation. To maintain and improve our competitive position on a global basis, we continue to develop and introduce new applications with the functionality to be easily adapted to local user interface needs (either by Descartes or its distributors in a particular region).

We compete or may compete, directly or indirectly, with the following: (i) application software vendors positioned as supply chain execution and other vendors, such as i2 Technologies, Inc.; (ii) internal development efforts by corporate information technology departments; (iii) middleware vendors that provide integration software, such as Software AG (formerly Webmethods, Inc.); (iv) application software vendors, including enterprise resource planning software vendors who may expand their current offerings into supply chain network service offerings, some of whom may from time to time jointly market our products as a complement to their own systems, such as SAP AG and Oracle Corporation; (v) other business application software vendors, including supply chain planning software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with, independent developers of supply chain network solutions, particularly on the execution (rather than planning) side, such as JDA Software Group Inc. and Manhattan Associates, Inc.; (vi) other value-added network messaging networks, such as Global eXchange Services, Inc., Kleinschmidt Incorporated and Traxon AG; (vii) cargo booking portals, such as Cargo Portal Services operated by Unisys Corporation, INTTRRA and GT Nexus; and (viii) other customs compliance solution providers. We also expect to face additional competition as other established and emerging companies enter the market for supply chain network solutions and new products and technologies are introduced.  In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.

We believe the principal competitive factors affecting the market for our solutions include vendor and product reputation; expertise and experience in implementing products in the customer's industry sector; product architecture, functionality and features; cost of ownership; ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. In order to be successful in the future, we believe we must continue to respond promptly and effectively to technological change and competitors' innovations.

4.8 Intellectual Property and Other Proprietary Rights
We believe our success depends significantly on our proprietary technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws, license agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights in our products and technology. Some registered forms of protection, such as patents, copyright and trademark registrations, have a limited period of protection determined by the applicable law governing the registration. Other contractual forms of protection, such as license and non-disclosure agreements, have a limited contractual period of protection. The source codes and routing algorithms for our applications and technology are protected both as trade secrets and as unregistered copyrighted works with indefinite periods of protection. We currently have one US patent for technology used in our dynamic vehicle routing application and have another US patent, based on a patent that has been issued to us in the Netherlands, for certain technological processes contained in our network architecture, each with a limited period of protection determined by the applicable laws governing the patents. We have registered or applied for registration of certain trademarks and service marks with limited periods of protection, and will continue to evaluate the registration of additional trademarks and service marks as appropriate.

We also utilize certain other software technologies, such as geographic data, shipping rate data, translation applications and business intelligence applications that we license from third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in our products to perform key functions. These third party licenses generally require the payment of royalties based on sales of the product in which the technology is used.

Our network customers may use electronic logistics information generated by the customer, or by third parties on behalf of the customer, in connection with the customer’s use of our network services. Our customers are responsible for procuring and paying for the generation of such electronic logistics information and the right to use such electronic logistics information in connection with our network services.

4.9Contracts
(a) Customer Contracts
We license our software products to our customers primarily by way of written license agreements.  The license agreements specify the applicable terms and restrictions on use of the software, the terms and conditions of any enrolment by the customer in our software maintenance program, and the applicable fees to be paid by the customer.

We provide our supply chain services to our customers primarily by way of written subscription agreement. The subscription agreement sets out the applicable terms and restrictions on use of the service, the length of time the customer can use the service, and the applicable fees to be paid by the customer. Typically, these subscription agreements renew at a customer’s option and, in some cases, are subject to earlier termination by the customer on appropriate notice.

We depend on our installed customer base for a significant portion of our revenues. We have contracts with our license customers for ongoing support and maintenance, as well as service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System (“AESDirect”). In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2007 and 2010, for example, we lost certain customers who generated significant recurring revenues due to customers cancelling contracts for legacy ocean products. In 2010, we lost more than $3 million in annual recurring revenues from departing services customers. We can provide no assurance that we will not lose additional customers in the future or be able to replace any lost revenues.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity in our customer base.

(b)Outsourcing Contracts
We deliver some of our supply chain services over our proprietary networks, which are hosted by commercial hosting and co-location providers such as Nocom AB, Q9 Networks Inc. and SunGuard Availability Services Inc. These hosting and co-location contracts, on which we are substantially dependent as they relate to the delivery of our network services, typically contemplate services to be provided for a term at a defined service level, with applicable rights of termination and renewal. We typically pay monthly fees under these contracts, some of which are based on the volume of network activity flowing through the hosting provider. If any of these contracts were terminated without our consent, we could incur substantial costs in migrating to an alternate hosting provider. In such an event, the costs and related management effort could materially adversely affect our operating results and the service that we provide to our customers.

4.10 Employees
As at January 31, 2010, the Company employed 395 full-time staff. Of the 395 employees, 147 of the individuals were engaged in customer service roles (which includes customer support, activations and implementation services), 116 were in research and development roles, 40 were engaged in sales and marketing roles, 46 in network and product support roles and 46 were in general administration roles. Geographically, 360 employees were located in North America, 29 were located in Europe, and 6 were located in the Asia Pacific region.

4.11 Risks Associated with Foreign Sales and Exchange Rate Fluctuations
In 2010, sales outside of the Americas accounted for approximately 26% of our total revenues. Our international revenues are subject to risks associated with foreign sales, including longer collection times from foreign customers (particularly in the Asia Pacific region), difficulty in repatriating cash from foreign jurisdictions, unexpected changes in legal and regulatory requirements, export restrictions, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in management of distributors or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting our intellectual property, seasonality of sales, language issues and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on our business, results of operations and financial condition.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition.

4.12 Risks Associated with Cyclical or Seasonal Aspects of Business
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes).

4.13	Reorganizations
In 2010, 2009 and 2008, we completed various integration and reorganization activities in connection with our acquisitions of Scancode, Oceanwide, the OTB Acquisition, GF-X, Dexx and other acquisitions, including eliminating redundant management positions and canceling certain ongoing operating contracts.

4.14	Material Contracts
Listed below are particulars of contracts, other than contracts entered into in the ordinary course of business, which are material to our company and were entered into within 2010:
•
Letter, dated December 11, 2009, from Porthus to Dexxcartes bvba, our wholly-owned subsidiary, undertaking to support our bid to acquire all of the shares of Porthus, as described in more detail at section 3.2 of this AIF; and

•
Underwriting Agreement dated October 5, 2009 between Descartes, selling shareholders (J. Ian Giffen, Chris Hewat, Arthur Mesher, Scott Pagan, Dr. Stephen Watt) and underwriters (GMP Securities L.P., CIBC World Markets Inc., Thomas Weisel Partners Canada Inc., Versant Partners Inc. and Paradigm Capital Inc.), pursuant to which Descartes and the selling shareholders agreed to sell to the underwriters certain shares, as described in more detail at section 3.2 of this AIF.

4.15	Code of Business Conduct and Ethics
Our Board of Directors has adopted our Code of Business Conduct and Ethics (the “Code”) applicable to our directors, officers and employees. A copy of the Code is available on our website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Company is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and our policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.
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ITEM 5 RISK FACTORS
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Reference is made to the section entitled “Certain Factors That May Affect Future Results” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2010 Annual Report for the year ended January 31, 2010, made available to all of our shareholders and filed with various securities regulators, which section is incorporated herein by reference. This information is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

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ITEM 6       MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS
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6.1	Common Shares
We are authorized to issue an unlimited number of common shares for unlimited consideration. The common shares are not redeemable or convertible. Each common share carries the right to receive notice of and one vote at a meeting of shareholders; the right to participate in any distribution of our assets on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the Board of Directors. As at April 29, 2010 there were 61,468,577 common shares outstanding. The common shares are listed on the TSX under the symbol “DSG” and listed on NASDAQ under the symbol “DSGX”.

On December 18, 2009, we announced that the TSX had approved our purchase of up to an aggregate of 5,458,773 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases can occur from time to time until December 21, 2010, through the facilities of the TSX and/or the NASDAQ, if and when we consider advisable. We have made no purchases pursuant to this normal course issuer bid.

6.2	Transfer Agent and Registrar
The register of transfers of common shares is located in the offices of our stock transfer agent: Computershare Investor Services, Inc., 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1.

6.3	Dividend Policy
We have not paid any dividends on our common shares to date. We may consider paying dividends on our common shares in the future when operational circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements as well as relevant legal and business considerations.

6.4	Market for Common Shares
Please see the following table that identifies the marketplaces on which our common shares trade, as well as the monthly price ranges and volume traded on each exchange:

	Common Shares - TSX		Common Shares – Nasdaq
Month	Price Range (Cdn. $)	Average Volume	Price Range (US$)	Average Volume
February 2009	$2.76 - 3.54	259,100	$2.22 - 2.95	9,800
March 2009	$2.71 - 3.84	141,800	$2.04 - 3.05	30,600
April 2009	$3.60 - 4.25	133,400	$2.78 - 3.47	15,200
May 2009	$3.80 - 4.39	142,800	$3.02 - 3.95	12,700
June 2009	$4.24 - 4.66	467,500	$3.71 - 4.21	19,100
July 2009	$4.18 - 4.60	156,400	$3.55 - 4.25	17,000
August 2009	$4.25 - 5.20	72,000	$3.90 - 4.75	21,800
September 2009	$4.54 - 6.25	130,100	$4.24 - 6.05	43,900
October 2009	$5.51 – 6.12	120,800	$5.11 - 5.98	49,800
November 2009	$5.17 - 5.80	154,800	$4.50 - 5.52	31,700
December 2009	$5.20 - 6.38	56,800	$4.98 - 6.14	27,300
January 2010	$6.15 - 6.80	41,800	$5.87 - 6.62	18,200

6.5	Shareholder Rights Plan
On November 29, 2004, our Board of Directors approved a shareholder rights plan (the “Rights Plan”) which was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The primary objectives of the Rights Plan are to ensure that, in the context of an unsolicited bid for control of the Company through an acquisition of our common shares, the following occurs: (i) the Board of Directors of the Company has sufficient time to explore and develop alternatives for maximizing shareholder value; (ii) there is adequate time for competing bids to emerge; (iii) shareholders have an equal opportunity to participate in such a bid; (iv) shareholders are provided with adequate time to properly assess the bid; and (v) a reduction in the pressure to tender which may be encountered by a shareholder in the course of a bid. The Rights Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited takeover bid, whereby an offeror (including persons acting jointly or in concert with the offeror) acquires or attempts to acquire 20% or more of our common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% offeror, from and after the separation time and before expiration times, to acquire one of our common shares at 50% of the market price at the time of exercise. The Rights Plan must be reconfirmed by shareholders every three years. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.
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ITEM 7 DIRECTORS AND EXECUTIVE OFFICERS
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7.1 Summary Information
The following table sets forth the name, location of residence and office held by each of our executive officers and directors as at April 29, 2010. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our by-laws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. We do not have an Executive Committee.

Name and Location of Residence	Office Held
J. Ian Giffen(1)(3)(4) Toronto, Ontario, Canada	Director, Chairman of the Board
David I. Beatson(1)(2) Hillsborough, California, U.S.A.	Director
Michael Cardiff(1)(2) Toronto, Ontario, Canada	Director
Chris Hewat(3) Toronto, Ontario, Canada	Director
Arthur Mesher Waterloo, Ontario, Canada	Director, Chief Executive Officer
Dr. Stephen Watt(2)(3)(4) London, Ontario, Canada	Director
Raimond Diederik Waterloo, Ontario, Canada	Executive Vice President, Information Services
Chris Jones Atlanta, Georgia, U.S.A.	Executive Vice President, Solutions & Services
J. Scott Pagan Cambridge, Ontario, Canada	Executive Vice President, Corporate Development, General Counsel & Corporate Secretary
Stephanie Ratza Waterloo, Ontario, Canada	Chief Financial Officer
Edward J. Ryan Fort Washington, Pennsylvania, U.S.A.	Executive Vice President, Global Field Operations
Notes:
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Corporate Governance Committee.
(4)Member of the Nominating Committee

Information about each of our directors and executive officers, including his or her respective principal occupation during at least the five years preceding January 31, 2010, are as follows:

J. Ian Giffen is our Chairman of the Board and has been a member of our Board of Directors since March 2004. Since 1996, he has been an advisor to and director of software companies and technology investment funds. From January 1992 to January 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research, a developer of 3D graphics software. Mr. Giffen is currently a director of publicly-traded Absolute Software Corporation (TSX:ABT), MKS Inc. (TSX:MKX) and Ruggedcom Inc. (TSX:RCM) and a director/advisor to a number of other private companies. Mr. Giffen is a Chartered Accountant with a designation in Corporate Finance and has a Bachelor of Arts degree in business administration from the University of Strathclyde in Glasgow, Scotland.

David I. Beatson has been a member of our Board of Directors since March 2006. Since December 2006, Mr. Beatson has been CEO of GlobalWare Solutions, a full-service provider of supply chain management solutions with operations in North America, Europe and Asia. Since August 2001, Mr. Beatson has also been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air-freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the Board of Directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards, including the Council of Supply Chain Management Professionals.

Michael Cardiff has been a member of our Board of Directors since June 2007. Mr. Cardiff is the Chief Executive Officer of Accelerents Inc., a strategic consulting company focusing on mergers, acquisitions, sales and marketing. Accelerents’ clients include private equity and venture capital firms, as well as public and private corporations. In his role at Accelerents, from 2005 to 2006, Mr. Cardiff was President and CEO at Inea Corporation, a provider of business performance management software for financial institutions, and led its sale to Cartesis Corp. Prior to his role at Accelerants, from 1999 to 2003, Mr. Cardiff was President and CEO of Fincentric Corporation, a software provider for global financial institutions. Prior to his role at Fincentric, from 1994 to 1999, Mr. Cardiff was Executive Vice President of business and technology solution provider EDS Canada Inc. Mr. Cardiff serves on the boards of directors of public and private companies, including Burntsand Inc. (TSX:BRT) and Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS).

Chris Hewat has been a member of our Board of Directors since June 2000. Mr. Hewat has been a partner at the law firm of Blake, Cassels & Graydon LLP (“Blakes”) since 1993, having joined the firm in 1987. Mr. Hewat practices in the area of securities and business law, with a focus on mergers and acquisitions, securities financings and securities regulatory matters. Blakes provided legal services to us during the fiscal year ended January 31, 2010 and has been providing, and is expected to continue to provide, legal services to us in the fiscal year ending January 31, 2011.

Arthur Mesher has been a member of our Board of Directors since May 2005 and is our Chief Executive Officer. Mr. Mesher first joined our management team in May 1998 and served as Executive Vice President, Corporate Strategy and Business Development until his appointment as Chief Executive Officer in November 2004. Mr. Mesher also occupied the interim Office of the CEO from May 2004 to November 2004. The details of Mr. Mesher’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 in respect of our annual meeting of shareholders to be held on June 2, 2010, to be filed on www.sedar.com.

Dr. Stephen Watt has been a member of our Board of Directors since June 2001. Since 1997, Dr. Watt has been a professor in the Department of Computer Science at the University of Western Ontario, and was Chair of the Department from 1997 to 2002. Dr. Watt has served as a director of Waterloo Maple Inc., a privately-held, mathematics software company, and currently serves as a director of The Fields Institute for Research in Mathematical Sciences.

Raimond Diederik is our Executive Vice President of Information Services. As Executive Vice President, Information Services, Raimond Diederik is responsible for Customer Support, IT Operations, Network Implementations, Data Management & Government Solutions for Descartes. Raimond has over 20 years of experience managing logistic information systems, and has played a key role at Descartes since joining the organization in 1993.  Prior to Descartes, Raimond worked as an Infrastructure Consultant with the Research & Development group of P&O Nedlloyd’s Information Technology Division. Mr. Diederik was appointed as an executive member of the Descartes management team in 2010.

Chris Jones is our Executive Vice President, Solutions & Services. Mr. Jones joined Descartes in May 2005 and served as Executive Vice President, Solutions & Markets until his appointment to his current role in September 2006. From November 2003 until he joined Descartes, Mr. Jones was Senior Vice President in Aberdeen Group's Value Chain Research division where he was responsible for creating a market-leading supply chain and manufacturing research and advisory research practice. Prior to Aberdeen, from September 1998 to January 2003, Mr. Jones was Executive Vice President of Marketing and Corporate Development for SynQuest, Inc., a provider of supply chain planning solutions. Before joining SynQuest, from May 1994 to September 1998, Mr. Jones was Vice President and Research Director for Enterprise Resource Planning Solutions at the Gartner Group. The details of Mr. Jones’ employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 in respect of our annual meeting of shareholders to be held on June 2, 2010, to be filed on www.sedar.com.

J. Scott Pagan is our Executive Vice President, Corporate Development, General Counsel & Corporate Secretary. Mr. Pagan joined our legal department in May 2000. Mr. Pagan was appointed Corporate Secretary in May 2003, General Counsel & Corporate Secretary in June 2004, and Executive Vice President, Corporate Development in July 2007. Prior to joining Descartes, Mr. Pagan was in private legal practice. The details of Mr. Pagan’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 in respect of our annual meeting of shareholders to be held on June 2, 2010, to be filed on www.sedar.com.

Stephanie Ratza joined us as Chief Financial Officer on April 2, 2007. From November 2005 until when she joined us, Ms. Ratza served as Chief Financial Officer of iPico Inc. (TSX-V:RFD), a firm which designs, develops, manufactures and markets a broad range of radio frequency identification (“RFID”) solutions. Prior to iPico, from March 2000 to March 2005, Ms. Ratza served as Vice President, Finance at MKS Inc. (TSX:MKX) and as Director of Finance at MKS from January 1999 to March 2000. The details of Ms. Ratza’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 in respect of our annual meeting of shareholders to be held on June 2, 2010, to be filed on www.sedar.com.

Edward J. Ryan is our Executive Vice President, Global Field Operations. Mr. Ryan joined Descartes in February 2000 in connection with our acquisition of E-Transport Incorporated. Since then, Mr. Ryan has occupied various senior sales positions within Descartes, with particular focus on our network and recurring business. Mr. Ryan was appointed General Manager, Global Logistics Network in June 2004 and then appointed Executive Vice President, Global Field Operations in July 2007. The details of Mr. Ryan’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 in respect of our annual meeting of shareholders to be held on June 2, 2010, to be filed on www.sedar.com.

To our knowledge, as at April 29, 2010, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 46,349 of our common shares, representing approximately 0.1% of the common shares then outstanding. To our knowledge, as at April 29, 2010, one of the former principal shareholders of Flagship Customs Services, Inc., a company we acquired in calendar 2006, who continues to be employed by us, owns, directly or indirectly, or exercises control or direction over, 467,502 of our common shares, representing approximately 0.8% of the common shares then outstanding.

7.2 Committees of the Board of Directors
Our Board of Directors currently has four committees: the Audit Committee; the Compensation Committee; the Corporate Governance Committee; and the Nominating Committee. The committees, their mandates and membership are discussed below:

Audit Committee
The primary functions of the Audit Committee are to oversee our accounting and financial reporting practices and the audits of our financial statements and to exercise the responsibilities and duties set forth in the Audit Committee charter, including, but not limited to, assisting the Board of Directors in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal controls; monitoring our compliance with requirements promulgated by any exchange upon which our securities are traded, or any governmental or regulatory body exercising authority over us, as are in effect from time to time; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of our financial management.

The Board of Directors has adopted an amended audit committee charter setting out the scope of the Audit Committee’s functions, responsibilities and membership requirements. A copy of that charter is attached as Appendix “A” to this AIF.

The Audit Committee is currently composed of three outside and independent directors: Mr. J. Ian Giffen (Chair), Mr. David Beatson and Mr. Michael Cardiff. The Board of Directors has resolved that Mr. Giffen is an “audit committee financial expert” as defined in paragraph 8(b) of General Instruction B to Form 40-F promulgated by the Securities and Exchange Commission and is financially sophisticated for the purposes of NASDAQ Rule 5605(c)(2)(A).

The following sets out the education and experience of the members of the Audit Committee, each of whom is independent and financially literate:

J. Ian Giffen, C.A., B.A. - Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director and on the audit committee of publicly-traded Absolute Software Corporation (TSX:ABT), MKS Inc. (TSX:MKX) and Ruggedcom Inc. (TSX:RCM), and a director/advisor to several private companies.

David Beatson, M.B.A., B.S. – Mr. Beatson was awarded his Masters in Business Administration, with a concentration in finance and marketing, from the University of Cincinnati in 1971. Mr. Beatson was also awarded a Bachelor of Science in Business Administration from The Ohio State University. Since January 2007, Mr. Beatson has served in a senior financial role as Chief Executive Officer of GlobalWare Solutions. Mr. Beatson has also previously served in senior financial roles as Regional CEO, North America and Member of the Executive Board of Panalpina, Inc; as President, CEO and Chairman of Supply Links, Inc.; as President and CEO of Emery Worldwide; and as Chairman, President and CEO of Circle International Group, Inc. Mr. Beatson currently serves as a director and on the audit committee of PFSweb, Inc. (NASDAQ: PFSW).

Michael Cardiff, ICD.D– Since 2006, Mr. Cardiff has served in a senior financial role as founder and CEO of Accelerents Inc., a strategic consulting company focusing on mergers, acquisitions, sales and marketing. Mr. Cardiff previously served in senior financial roles as President and CEO at Inea Corporation, and President and CEO of Fincentric Corporation. Mr. Cardiff currently serves as a director and on the audit committees of public compaines Burntsand Inc. (TSX:BRT), Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS) and Software Growth Inc. (CDNX:SGW-P.V).

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services from our independent auditor.  Those procedures are attached at Appendix “B”.

Compensation Committee
The Compensation Committee is appointed by the Board of Directors to discharge the Board of Directors’ duties and responsibilities relating to the compensation of our CEO and other members of management, as well as to review the human resource policies and practices that cover our employees. The Compensation Committee is currently composed of three outside and independent directors: Mr. David Beatson (Chair), Mr. Michael Cardiff, and Dr. Stephen Watt.

Corporate Governance Committee
The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities. The Corporate Governance Committee is currently composed of three outside directors: Dr. Stephen Watt (Chair), Mr. Ian Giffen, and Mr. Chris Hewat, of whom Dr. Stephen Watt and Mr. Ian Giffen are considered independent.

Nominating Committee
The Nominating Committee’s primary responsibility is to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors. The Nominating Committee is currently composed of two outside and independent directors: Dr. Stephen Watt (Chair) and Mr. Ian Giffen.

7.3 Certain Relationships and Related Transactions
Blake, Cassels & Graydon LLP (“Blakes”), in which Mr. Hewat, a member of the Board of Directors, is a partner, provided legal services to us during fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010 and has been providing, and is expected to continue to provide, legal services to us in fiscal 2011. For fiscal 2010, we incurred fees of CDN $872,600 for legal services rendered by Blakes.
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ITEM 8EXTERNAL AUDITORS
____________________________________________________________________________________________________________________________________________

Our external auditors are Deloitte & Touche LLP, Independent Registered Chartered Accountants and Licensed Public Accountants. Deloitte & Touche LLP have been our external auditors since the fiscal year ended January 31, 1997. Deloitte & Touche LLP are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Deloitte & Touche LLP are also independent with respect to the Company within the meaning of the Securities Exchange Act of 1934 and the rules thereunder administered by the United States Securities and Exchange Commission and the requirements of the Independence Standards Board.

The following table sets forth the approximate fees we have incurred in using the services of Deloitte & Touche LLP in respect of the applicable fiscal years noted (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2010	$457,616	$201,167	$0	$0	$658,783
January 31, 2009	$299,984	$105,954	$0	$0	$405,938

“Audit-Related Fees” consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards.

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ITEM 9LEGAL PROCEEDINGS
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The Company and its subsidiaries are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business and are typical in our industry. The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources. None of these proceedings involves a claim for damages, exclusive of interest and costs, that exceeds 10% of our current assets.
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ITEM 10ADDITIONAL INFORMATION
____________________________________________________________________________________________________________________________________________

Additional information about us is available at our website at www.descartes.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Management Information Circular for our annual meeting of shareholders scheduled to be held on June 2, 2010. Additional financial information is provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, the notes thereto and the report of our external auditors thereon contained in our Annual Report to the Shareholders for the year ended January 31, 2010.

APPENDIX “A”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR
THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

1. PURPOSE

1.
The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with Applicable Requirements (as defined below); selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Company’s financial management.

2. MEMBERSHIP AND ORGANIZATION

1.
Composition - The Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.
Appointment and Removal of Audit Committee Members - Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member's term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

3.
Chair - At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee's compliance with this mandate, work with management to develop the Audit Committee's annual work-plan and provide reports of the Audit Committee to the Board.

4.
Independence - Each member of the Audit Committee shall meet the requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) related to independence and audit committee composition.

5.
Financial Literacy - At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years.  At least one member of the Audit Committee shall have past employment experience in financing or accounting, requisite professional certificate in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.  Further, at least one member of the Audit Committee shall qualify as an “audit committee financial expert” (as such term is defined under the Securities and Exchange Commission’s rules).

3. MEETINGS

1.
Meetings - The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

2.
Corporate Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.	Quorum - A majority of the members of the Audit Committee shall constitute a quorum.

4.
Access to Management and Outside Advisors - The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the auditor, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

5.	Meetings Without Management - The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4. FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Applicable Requirements.

1.	Financial Reports

a.
General - The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

b.
Review of Annual Financial Reports - The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors' report thereon and the related management's discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

c.
Review of Interim Financial Reports - The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

d.	Review Considerations - In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

i.	meet with management and the auditors to discuss the financial statements and MD&A;

ii.	review the disclosures in the financial statements;

iii.	review the audit report or review report prepared by the auditors;

iv.	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

v.	review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

vi.	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

vii.	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

viii.	review management's report on the effectiveness of internal controls over financial reporting;

ix.	review the factors identified by management as factors that may affect future financial results;

x.	review results of the Company’s audit committee hotline program; and

xi.
review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

e.
Approval of Other Financial Disclosures - The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts rating agencies or otherwise publicly disseminated.

2.	Auditors

a.
General -The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

b.
Appointment and Compensation - The Audit Committee shall review and, if advisable, select and recommend for shareholder approval the appointment of, the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditor’s audit plan.

c.	Resolution of Disagreements – The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

d.
Discussions with Auditor – At least annually, the Audit Committee shall discuss with the auditor such matters as are required by applicable auditing standards to be discussed by the auditor with the audit committee, including the matters required to be discussed by applicable auditing standards.

e.
Audit Plan - At least annually, the Audit Committee shall review a summary of the auditors' annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

f.	Quarterly Review Report - The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

g.
Independence of Auditors - At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

h.
Evaluation and Rotation of Lead Partner - At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors. The Audit Committee shall obtain a report from the auditors annually verifying that the lead partner of the auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

i.
Requirement for Pre-Approval of Non-Audit Services - The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements, and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

j.
Approval of Hiring Policies. The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

3.	Internal Controls

a.	General - The Audit Committee shall review the Company’s system of internal controls.

b.
Establishment, Review and Approval - The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

i.
the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

ii.	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

iii.	any material issues raised by any inquiry or investigation by the Company’s regulators;

iv.
the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

v.
any related significant issues and recommendations of the auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.
Compliance with Legal and Regulatory Requirements - The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management's evaluation of and representations relating to compliance with specific Applicable Requirements, and management's plans to remediate any deficiencies identified.

5.
Audit Committee Hotline Procedures - The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.  Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

6.	Audit Committee Disclosure - The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

7.	Delegation - The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. REPORTING TO THE BOARD

1.
The Chair shall report to the Board, as required by Applicable Requirements or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee's recommendation to the Board for its approval.

6. GENERAL

1.
The Audit Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Audit Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7. CURRENCY OF THE AUDIT COMMITTEE CHARTER

1.	This charter was last amended and approved by the Audit Committee on March 10, 2009.

APPENDIX “B”

PRE-APPROVAL POLICY AND PROCEDURE FOR ENGAGEMENTS OF THE INDEPENDENT AUDITOR

The responsibilities of the Company’s audit committee are set out in the Company’s Audit Committee Charter, which responsibilities include pre-approving audit and non-audit services provided by the independent auditors in order to ensure the services do not impair the auditors' independence. Applicable securities commissions and accounting standards boards have issued rules specifying the permissible services independent auditors may provide to audit clients, as well as the pre-approval of fees. Accordingly, the Company’s Audit Committee has adopted the following Pre-Approval Policy and Procedure.

Under the Audit Committee's approach, an annual program of work will be approved each year for the following categories of services: Audit, Audit-Related, and Tax. Each engagement or category of service will be presented in appropriate detail by business function and geographic area to provide the Audit Committee sufficient understanding of the services provided. Additional engagements may be brought forward from time to time for pre-approval by the Audit Committee.

The Audit Committee will consider whether any service to be obtained from the independent auditors is consistent with applicable rules on auditor independence. Also, the Audit Committee will consider the level of Audit and Audit-Related fees in relation to all other fees paid to the independent auditors, and will review such level each year. In carrying out this responsibility, the Audit Committee may obtain input from Company management on the general level of fees, and the process for determining and reporting fees from the numerous locations where the Company operates and the independent auditors provide services.

The term of any pre-approval applies to the Company’s financial year. Thus, Audit fees for the financial year may include work performed after the close of the calendar year. The pre-approval for Audit-Related and Tax fees is on a calendar-year basis. Unused pre-approval amounts will not be carried forward to the next financial year. Pre-approvals will apply to engagements within a category of service, and cannot be transferred between categories. If fees might otherwise exceed pre-approved amounts for any category of permissible services, then time will be scheduled so that incremental amounts can be reviewed and pre-approved prior to commitment.

Audit Services

Audit services include the annual financial statement audit engagement (including required quarterly reviews), affiliate and subsidiary statutory audits, and other procedures required to be performed by the independent auditors to render an opinion on the Company’s consolidated financial statements. Audit services also include information systems reviews, tests performed on the system of internal controls, and other procedures necessary to support the independent auditors' attestation of management's report on internal controls for financial reporting consistent with applicable securities legislation, as applicable.

The independent auditors are responsible for cost-effectively providing audit services and confirming that audit services are not undertaken prior to review and pre-approval by the Audit Committee. The independent auditors and Company management will jointly manage a process for collecting and reporting Audit fees billed by the independent auditors to Company each year.

Audit-Related Services

Audit-Related services include services that are reasonably related to the review of the Company’s financial statements. These services include benefit plan and joint venture audits, attestation procedures related to cost certifications and government compliance, consultations on accounting issues, and due diligence procedures. Each year the Audit Committee will review the proposed services to ensure the independence of the independent auditors is not impaired.

Pre-approval will occur each year coincident with pre-approval of Audit services. Company management will monitor the engagement of the independent auditors for Audit-Related services using designated process owners. This process will help provide assurance that the aggregate dollar amount of services obtained does not exceed pre-approval amounts at any time, and that new engagements not initially identified are pre-approved prior to commitment.

Tax Services

The Audit Committee concurs that the independent auditors may provide certain Tax services without impairing independence. These services include preparing local tax filings and related tax services, tax planning, preparing individual employee expatriate tax returns, and other services permitted by applicable securities regulations. The Audit Committee will not permit engaging the independent auditors (1) in connection with a transaction, the sole purpose of which may be impermissible tax avoidance, or (2) for any tax services that may be prohibited by applicable securities rules now or in the future. Company management will monitor the engagement of the independent auditors or other firms for such Tax services to help provide assurance that aggregate dollar amounts of services obtained from the independent auditors do not exceed pre-approval amounts at any time.

All Other Services

The Company does not envision obtaining other services from the independent auditors, except for the Audit, Audit-Related, and Tax services described previously. If permissible other services are requested by the Company, each engagement must be pre-approved by the Audit Committee. Such requests should be supported by endorsement of the Chief Financial Officer prior to review with the Audit Committee.

Prohibited Services

Current securities regulations specify that independent auditors may not provide the following prohibited services: Bookkeeping, Financial Information Systems Design and Implementation, Appraisals or Valuation (other than Tax), Fairness Opinions, Actuarial Services, Internal Audit Outsourcing, Management Functions, Human Resources such as Executive Recruiting, Broker-Dealer Services, Legal Services, or Expert Services such as providing expert testimony or opinions where the purpose of the engagement is to advocate the client's position in an adversarial proceeding. Company personnel may not under any circumstances engage the independent auditors for prohibited services. Potential engagements not clearly permissible should be referred to the Chief Financial Officer.

Delegation

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the independent auditor.